August 28, 2020

VIA EDGAR

Cindy Chang

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re: Goldman Sachs Trust (811-05349) and Goldman Sachs Variable Insurance Trust (811-08361)

Dear Ms. Chang:

This letter responds to comments you provided telephonically to Brenden Carroll and Colleen Evans of Dechert LLP on Tuesday, July 21, 2020, with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR and certain other filings for certain series of the Registrants (each, a “Fund”), relating to the fiscal years ended August 31, 2019, December 31, 2019, and March 31, 2020 (as applicable).1 We have reproduced your comments below, followed by our responses. References herein to the “Registrant” refer to the applicable Registrant, as the context requires.

1.

Comment: In response to Item B.13(a)(i) to the Form N-CEN filed on behalf of Goldman Sachs Variable Insurance Trust, the Registrant indicated that claims were filed under the Registrant’s directors and officers/errors and omissions insurance policy during the review period. Please confirm that this is correct and please explain supplementally the circumstances of the claim(s).

Response: After review, the Registrant hereby confirms that no claims were filed under the Registrant’s directors and officers/errors and omissions insurance policy during the review period.

2.

Comment: Please confirm whether and to what extent the Goldman Sachs Long Short Credit Strategies and Goldman Sachs High Yield Floating Rate Funds invest in “covenant-lite” loans. If so, please consider adding disclosure regarding investments in such instruments in subsequent updates to the Funds’ prospectuses and financial statements. Further, if applicable, please consider enhancing risk disclosure related to such instruments.

[1]

You reviewed the annual reports and certain other filings of the following Funds: (1) Financial Square Federal Instruments Fund, Financial Square Government Fund, Financial Square Money Market Fund, Financial Square Prime Obligations Fund, Financial Square Treasury Instruments Fund, Financial Square Treasury Obligations Fund, Financial Square Treasury Solutions Fund, Goldman Sachs Blue Chip Fund, Goldman Sachs Bond Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Concentrated Growth Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Dynamic Municipal Income Fund, Goldman Sachs Emerging Markets Debt Fund, Goldman Sachs Enhanced Dividend Global Equity Portfolio, Goldman Sachs Enhanced Income Fund, Goldman Sachs Equity Income Fund, Goldman Sachs Flexible Cap Fund, Goldman Sachs Focused Value Fund, Goldman Sachs Global Income Fund, Goldman Sachs Global Managed Beta Fund, Goldman Sachs Government Income Fund, Goldman Sachs Growth Opportunities Fund, Goldman Sachs High Quality Floating Rate Fund, Goldman Sachs High Yield Floating Rate Fund, Goldman Sachs High Yield Fund, Goldman Sachs High Yield Municipal Fund, Goldman Sachs Income Fund, Goldman Sachs Inflation Protected Securities Fund, Goldman Sachs Investment Grade Credit Fund, Goldman Sachs Investor Money Market Fund, Goldman Sachs Investor Tax-Exempt Money Market Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Local Emerging Markets Debt Fund, Goldman Sachs Long Short Credit Strategies Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Municipal Income Completion Fund, Goldman Sachs Short Duration Government Fund, Goldman Sachs Short Duration Income Fund, Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Short-Term Conservative Income Fund, Goldman Sachs Small Cap Value Fund, Goldman Sachs Small/Mid Cap Growth Fund, Goldman Sachs Small/Mid Cap Value Fund, Goldman Sachs Strategic Factor Allocation Fund, Goldman Sachs Strategic Growth Fund, Goldman Sachs Strategic Income Fund, Goldman Sachs Tactical Tilt Overlay Fund, Goldman Sachs Tax-Advantaged Global Equity Portfolio, Goldman Sachs Technology Opportunities Fund, and Goldman Sachs U.S. Mortgages Fund, each a series of Goldman Sachs Trust, and (2) Goldman Sachs Core Fixed Income Fund, Goldman Sachs Equity Index Fund, Goldman Sachs Global Trends Allocation Fund, Goldman Sachs Government Money Market Fund, Goldman Sachs Growth Opportunities Fund, Goldman Sachs High Quality Floating Rate Fund, Goldman Sachs International Equity Insights Fund, Goldman Sachs Large Cap Value Fund, Goldman Sachs Mid Cap Value Fund, Goldman Sachs Multi-Strategy Alternatives Portfolio, Goldman Sachs Small Cap Equity Insights Fund, Goldman Sachs Strategic Growth Fund, and Goldman Sachs U.S. Equity Insights Fund, each a series of Goldman Sachs Variable Insurance Trust.

August 28, 2020

Response: The Goldman Sachs Long Short Credit Strategies and Goldman Sachs High Yield Floating Rate Funds each invest in loans that may be considered “covenant-lite” loans as part of their principal investment strategies. Accordingly, each Fund’s prospectus includes principal risk disclosure that states:

Loan-Related Investments Risk. … Generally, loans have the benefit of restrictive covenants that limit the ability of the borrower to further encumber its assets or impose other obligations. To the extent a loan does not have certain covenants (or has less restrictive covenants), an investment in the loan will be particularly sensitive to the risks associated with loan investments.

The Registrant believes that the prospectus disclosure is sufficient for investors to understand the material risks of investing in such instruments. Accordingly, the Registrant respectively declines to revise the Funds’ prospectus disclosure. The Registrant will consider enhancements to loan-related risk disclosure in the Notes to Financial Statements included in future filings on Form N-CSR and N-CSRS.

3.

Comment: The staff notes that during the review period, the Goldman Sachs Strategic Income Fund, Goldman Sachs Emerging Markets Debt Fund and Goldman Sachs Local Emerging Markets Debt Fund each made significant return of capital distributions to shareholders, equaling $0.28, $0.24 and $0.23 per share, respectively. Please discuss in correspondence the cause for such distributions and confirm that, going forward, a discussion relating to distributions of capital will be included in the Management Discussion of Fund Performance section of each Fund’s annual report in accordance with Item 27(b)(7)(iii) to Form N-1A. Please also confirm that each Fund above has complied with the shareholder notice requirements regarding return of capital in Rule 19a-1 under the Investment Company Act of 1940, as amended.

Response: It is each Fund’s policy to make monthly distributions of net investment income calculated in accordance with the Fund’s accounting records, rather than a tax basis. Since these monthly distributions do not take into account any book-tax differences, there is a possibility for a Fund to have a distribution in excess of its net investment company taxable income as determined at the end of the fiscal year. For all three Funds the return of capital distribution was a result of net foreign currency losses incurred during the fiscal year. Under section 988 of the Internal Revenue Code, these net losses are ordinary in character and therefore reduce net investment company taxable income. The Registrant confirms that, for future filings, each Fund will include a discussion relating to distributions of capital in the Management Discussion of Fund Performance section of each Fund’s annual report in accordance with Item 27(b)(7)(iii) to Form N-1A. The Registrant notes that Goldman Sachs Local Emerging Markets Debt Fund made four distributions that were subject to the requirements of Rule 19a-1 during this period while Goldman Sachs Strategic Income Fund and Goldman Sachs Emerging Markets Debt Fund were not required to provide to shareholders a Rule 19a-1 notice for their distributions. A shareholder notice was prepared by the Registrant in accordance with Rule 19a-1 for each of the relevant distributions for Goldman Sachs Local Emerging Markets Debt Fund. These Rule 19a-1 notices were sent to a vendor that Registrant’s transfer agent utilizes for distributing these notices. This vendor sent these Rule 19a-1 notices to shareholders that hold their shares directly with the Fund’s transfer agent and certain types of intermediaries through whom shareholders hold Fund shares. However, it was recently learned by the Registrant that, due to an error by this vendor, these notices had not been provided to certain other types of Fund intermediaries and thus were not transmitted to shareholders that hold shares through these intermediaries. Because the Registrant has only recently learned of this, it is in the process of rectifying this and working with the vendor to enhance its processes.

August 28, 2020

4.

Comment: In the Statements of Operations for Funds with PIK interest, please disclose income from PIK interest that exceeds 5% of total income as a separate line item, as required by Rule 6-07(1) of Regulation S-X.

Response: The Registrant confirms there were no Funds under review that met the 5% disclosure requirement under Rule 6-07(1) of Regulation S-X. The Registrant acknowledges that under the Rule, additional disclosure is required when the threshold is exceeded and will include such disclosure when required.

5.

Comment: The Schedule of Investments of certain Funds includes a footnote indicating that certain securities are currently in default and/or are non-income producing. However, Form N-PORT filings indicate that no debt securities are in default. Please confirm if there were any securities in default and consider revising the footnote to clarify separately if a security is non-income producing or in default.

Response: The Registrant confirms that certain Funds held certain securities that were in default and were appropriately footnoted as such in the financial statements. However, the respective Form N-PORT filings did not denote all of such securities as being in default. The Registrant confirms that securities in default will be denoted as such on future Form N-PORT filings.

6.

Comment: In the Notes to Financial Statements under “Other Matters”, please disclose any adjustments made due to the adoption of the Financial Accounting Standards Board Accounting Standards Update 2017-08. Please also discuss reclassification amounts and other effects from the standards update (for example, changes to cost basis and unrealized appreciation). Further, it appears that Form N-CEN filings did not indicate a change in accounting principles in connection with this update; please describe the basis for not noting this change.

Response: The Registrant confirms that the adjustments required by Financial Accounting Standards Board Update ASU 2017-08 were immaterial to the Funds’ financial statements issued in accordance with the generally accepted accounting principles of the United States and thus, the Registrant determined not to disclose such amounts or other effects in response to Item B.21 on Form N-CEN.

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Please do not hesitate to contact Brenden Carroll (202.261.3458) of Dechert LLP with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Joseph F. DiMaria
Joseph F. DiMaria
Treasurer, Principal Financial Officer and Principal Accounting Officer

August 28, 2020

Goldman Sachs Trust

Goldman Sachs Variable Insurance Trust

cc:	James A. McNamara, Goldman Sachs Asset Management

Caroline L. Kraus, Goldman Sachs Asset Management

Peter W. Fortner, Goldman Sachs Asset Management

Brenden P. Carroll, Dechert LLP